UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

001-528059

333-230883-01

VEREIT OPERATING PARTNERSHIP, L.P.

(Exact name of registrant as specified in its charter)

2325 E. Camelback Road, 9th Floor

Phoenix, AZ 85016

(800) 606-3610

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.600% Notes due 2024
4.625% Notes due 2025
4.875% Notes due 2026
3.950% Notes due 2027
3.400% Notes due 2028
2.200% Notes due 2028
3.100% Notes due 2029
2.850% Notes due 2032

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

4.600% Notes due 2024: 144

4.625% Notes due 2025: 48

4.875% Notes due 2026: 95

3.950% Notes due 2027: 39

3.400% Notes due 2028: 21

2.200% Notes due 2028: 18

3.100% Notes due 2029: 21

2.850% Notes due 2032: 23

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VEREIT OPERATING PARTNERSHIP, L.P.

Date: November 23, 2021	By:	/s/ Michelle Bushore
	Name:	Michelle Bushore
	Title:	Executive Vice President, General Counsel, Chief Legal Officer and Secretary